

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Stephen Kadenacy
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

      Re: BRC Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-41275

Dear Stephen Kadenacy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Manufacturing